UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated October 22, 2026 announcing real estate acquisitions.

İstanbul, October 22, 2026

Announcement Regarding the Acquisition of Real Estate

Our Company's Board of Directors has resolved to purchase the property located in İstanbul Financial Center, Building B, on Plot 2, Block 3328, Finanskent Neighborhood, Ümraniye District, İstanbul, owned by TVF İFM Gayrimenkul İnşaat ve Yönetim A.Ş., for a total consideration of TRY 6,983,204,159, excluding VAT, and for our subsidiary Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. (TTECH) to purchase the property located in Building A at the same location for a total consideration of TRY 9,528,495,841, excluding VAT.

Considering that public disclosure of the acquisition prior to the completion of the title deed transfer procedures could adversely affect the acquisition process and harm our Company’s legal rights and interests, it was resolved by the Board of Directors on September 24, 2026, to postpone the public disclosure of the information in question pursuant to Article 6 of the Capital Markets Board's Communiqué on Material Events.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Non-Current Asset Purchase

Address	:	Aydınevler Mah. İsmet İnönü Cad. No:20 Küçükyalı Ofispark, Maltepe, İstanbul
Telephone and Fax Number	:	Tel: (212) 313 1000 Fax: (216) 504 4058
E-mail Address	:	investor.relations@turkcell.com.tr; musteri.hizmetleri@turkcell.com.tr
Telephone and Fax Number of the Company's Investor Relations Unit	:	Tel: (212) 313 1888 Fax: (216) 504 4058
Update Notification Flag	:	No
Correction Notification Flag	:	No
Postponed Notification Flag	:	Yes
Nature of Non Current Asset Bought	:	Building
Location and Area of Non-current Asset Bought	:	A total of 171 independent units located in Buildings A and B on Plot 2, Block 3328, in Finanskent Neighborhood, Ümraniye District, İstanbul Province
Board Decision Date for Purchase	:	24.09.2026
Were Majority of Independent Board Members' Approved the Board Decision for Purchase	:	Yes
Total Purchasing Value	:	TRY 16,511,700,000 (excluding VAT)
Ratio of Transaction Amount to Value of Company Based on the Mathematical Weighted Average on a Daily Basis, Six Months Prior to Date of Board Decision (%)	:	5.87%
Ratio of Purchase Price to Paid-in Capital of Company (%)	:	751%
Ratio of Purchasing Value to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	2.5%
Ratio of Purchasing Value to Total Net Non-current Assets in Latest Disclosed Financial Statements of Company (%)	:	8.5%
Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	6.8%
Purchasing Conditions	:	Cash
Date on which the Transaction was/will be Completed	:	22.10.2026
Aim of Purchase and Effects on Company Operations	:	Technology and Management Center / Positive
Counter Party	:	TVF İFM Gayrimenkul İnşaat ve Yönetim A.Ş.
Is Counter Party a Related Party According to CMB Regulations?	:	Yes
Nature of Relation with Counter Party	:	A subsidiary of Türkiye Wealth Fund, the controlling shareholder of our Company
Agreement Signing Date if Exists	:	9.10.2026
Exercise Price of Retirement Right Relating to Significant Transaction	:	-
Value Determination Method of Non-Current Asset	:	Market Approach
Did Valuation Report be Prepared?	:	Prepared
Reason for not Preparing Valuation Report if it was not Prepared	:	-
Date and Number of Valuation Report	:	03.08.2026 / TRKCL-202600002
Title of Valuation Company Prepared Report	:	Denge Gayrimenkul Değerleme ve Danışmanlık A.Ş.
Value Determined in Valuation Report if Exists	:	Building A: TRY 9,879,000,000 (excluding VAT) / Building B: TRY 7,238,100,000 (excluding VAT)
Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	Acquired through negotiation at a 4% discount

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: October 22, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: October 22, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer